UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



(Check one)
 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                      For Period Ended: 09/30/00


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition report on form N-SAR

                 For the Transition Period Ended: ______________

--------------------------------------------------------------------------------
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:      Loraca International, Inc.


      Former Name if Applicable:
            N/A


      Address of Principal Executive Office (Street and Number):

                                    2901 Dallas Parkway, #220

      City, State and Zip code

                                    Plano, TX 75093

--------------------------------------------------------------------------------
PART II - RULES 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[ ] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE (Official Text)
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Company is not in a position to file its quarterly report on Form 10-Q for the quarter ended September 30, 2000 on a timely basis. Effective March 31, 2000 the Company acquired the Lexus Companies, Inc., and its wholly-owned subsidiary Calumet Securities Corporation. With the acquisition, the Company has experienced limited resources in order to complete all of the tasks that are required in order to properly consolidate the Lexus Companies Inc., and its wholly-owned subsidiary Calumet Securities Corporation's financial information at September 30, 2000. Consequently, even with the Company incurring unusual effort and substantial expense the Company would not be in a position to file its Form 10-Q on a timely basis and fulfill its disclosure and auditor review obligations satisfactorily.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION (Official Text)
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

       Bernard A. Guy             972                     398-7772
      (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No
________________________________________________________________________________


                           Loraca International, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ BERNARD A. GUY                              Date: 11/15/00